UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lakeside Holding Limited
(Name of Issuer)

Common stock, par value US$0.0001 per share
(Title of Class of Securities)

CUSIP No. G5383Q101
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G5383Q101

1. Names of Reporting Persons Henry Liu
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	2,700,600(1)
	6. Shared Voting Power	0
	7. Sole Dispositive Power	2,700,600(1)
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,700,600(1)
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		36.0%(2)
12. Type of Reporting Person		IN

(1)	Represents 2,700,600 shares of common stock held of record by H&L LOGISTICS INTERNATIONAL LLC, a company wholly owned by Mr. Henry Liu organized under the laws of the State of Illinois. The registered address of H&L LOGISTICS INTERNATIONAL LLC is 270 Hearthstone Drive, Bartlett, Illinois 60103.

(2)	Percentage of ownership is calculated based on an aggregate of 7,500,000 shares of common stock outstanding as of September 25, 2024, as reported by the Issuer on its annual report on Form 10-K for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission on September 30, 2024 (the “Form 10-K”).

CUSIP No. G5383Q101

1. Names of Reporting Persons H&L LOGISTICS INTERNATIONAL LLC
2. Check the Appropriate Box if a Member of a Group (c) ☐ (d) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	2,700,600
	6. Shared Voting Power	0
	7. Sole Dispositive Power	2,700,600
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,700,600
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		36.0%(1)
12. Type of Reporting Person		CO

(1)	Percentage of ownership is calculated based on an aggregate of 7,500,000 shares of common stock outstanding as of September 25, 2024, as reported by the Issuer on its annual report on the Form 10-K.

Item 1.

(a)	Name of Issuer: Lakeside Holding Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 475 Thorndale Avenue, Suite A, Itasca, Illinois 60143

Item 2.

(a)	Name of Person Filing:

Henry Liu

H&L LOGISTICS INTERNATIONAL LLC

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

Henry Liu: 1475 Thorndale Avenue, Suite A, Itasca, Illinois 60143

H&L LOGISTICS INTERNATIONAL LLC: 270 Hearthstone Drive, Bartlett, Illinois 60103

(c)	Citizenship:

Henry Liu: United States

H&L LOGISTICS INTERNATIONAL LLC: State of Illinois

(d)	Title of Class of Securities: common stock, par value US$0.0001 per share

(e)	CUSIP Number: G5383Q101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐ A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on each cover page.

(b)	Percentage of class:

See the responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on each cover page.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2024

Henry Liu

By:	/s/ Henry Liu

H&L LOGISTICS INTERNATIONAL LLC

By:	/s/ Henry Liu
	Name:	Henry Liu
	Title:	Director

Exhibit Index

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement